CONFIDENTIAL TREATMENT REQUESTED

BY GIGAMON LLC: GIMO-005

May 24, 2013

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Gabriel Eckstein
Patrick Gilmore
Jamie John

Re:	Gigamon LLC
Amendment No. 3 to Registration Statement on Form S-1
Filed May 1, 2013
File No. 333-182662

Ladies and Gentlemen:

On behalf of Gigamon LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 17, 2013, relating to Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (File No. 333-182662) filed with the Commission on May 1, 2013 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 24, 2013	BY GIGAMON LLC: GIMO-005

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

Please note that all share and per share amounts set forth in this letter and in Exhibit A hereto reflect a [***] reverse split of the Company’s capital stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-based compensation expense, page 77

1.	We note your response to prior comment 20 of our letter dated August 9, 2012. Please tell us when the underwriters first communicated the assumptions used in their analysis to determine your IPO price range including the comparable companies and periods of projected financial information as described in your response to prior comment 21.

The Company advises the Staff that the underwriters first communicated certain of the preliminary assumptions used in the IPO price range analysis to the Company in late October 2012 (the “October Assumptions”), including a list of comparable companies and the periods of projected financial information. However, the Company notes that shortly after receiving the October Assumptions from the underwriters, the Company’s board of directors indefinitely postponed its IPO process due to various internal factors and did not recommence the IPO process until late March 2013. The Company further notes that the list of comparable companies presented in the October Assumptions differed by two companies from the list included in the assumptions used by the underwriters to prepare the recommended preliminary price range (the “Preliminary Price Range”) that was reviewed with the Company’s board of directors on May 5, 2013.

2.	We note your response to prior comment 21 of our letter dated August 9, 2012. In light of the preliminary price range and the previous valuations of your common stock, please provide us with the following additional information:

•

Considering the relatively short timeframe between your grants on March 1, 2013 and April 30, 2013 and the determination of your preliminary price range, please reconcile and explain the difference between the fair value of the underlying stock as of March 1, 2013 and the midpoint of your IPO price range in addition to the previously requested reconciliation related to the April 30, 2013 grant and provide us with your proposed disclosure for both reconciliations.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 24, 2013	BY GIGAMON LLC: GIMO-005

•

We note that the preliminary price range was based upon revenue multiples that were applied to projections of your operating results for fiscal 2013 and fiscal 2014. However, the April 30, 2013 valuation used revenue multiples applied to the operating results for the last twelve months and to projections of your operating results for fiscal 2013. Please tell us what consideration you gave to reevaluating your previous March and April 2013 valuations to reflect two years of projected operating results considering your recent growth. Additionally, provide us with the quantitative impact of your March 1, 2013 and April 30, 2013 option grants by using two years of projected operating results consistent with the methodology used by the underwriters.

•

We further note that the set of comparable companies used in the April 30, 2013 valuation differed from the companies used to determine the preliminary price range. Please provide us with the set of comparable companies used to support your option grants on March 1, 2013 and April 30, 2013 and the set of comparable companies used by the underwriters in determining the preliminary price range. Additionally, provide your basis for any difference in these comparable companies including the use of companies with lower growth rates and multiples, as noted in your response, considering your recent growth as well as your consideration for re-evaluating your March and April 2013 valuations to reflect the use of the same set of comparable companies. Additionally, provide us with the quantitative impact of your March 1, 2013 and April 30, 2013 option grants had you used the same set of comparable companies as the underwriters.

The Company advises the Staff that, as discussed with representatives of the Staff in telephone calls on May 16, 2013 and May 22, 2013 and as suggested by the Staff in its comments, the Company has recalculated the valuations of its common stock as of March 1, 2013 and April 30, 2013 based on the same set of comparable companies and the same years of projected operating results as were used by the underwriters to prepare the Preliminary Price Range (the “Revised Assumptions”). Although, as detailed in the Registration Statement, the Company and its board of directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accounts Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”) in reaching reasonable valuations for the granting of equity awards, based on the analysis described below the Company has concluded that it is appropriate to recalculate the fair value of the stock-based compensation expense related to equity grants made on March 1, 2013 and April 30, 2013.

After applying the Revised Assumptions, the Company recalculated the fair value of its common stock as of April 30, 2013 to be $[***] per share (compared to the Company’s original fair value determination of $[***] per share as of such date), and to be $[***] per share as of March 1, 2013 (compared to the Company’s original fair value determination of $[***] per share as of such date). As a result, the Company has concluded that it is appropriate to revise its estimate of the fair value of its common stock as of April 30, 2013 to be $[***] per share rather than $[***] per share, and to record additional stock-based compensation expense in an aggregate amount of $[***] over the service period to reflect this revised fair value. The Company notes that the remaining difference between the revised fair value of $[***] per share and the expected midpoint of the Preliminary Price Range of $[***] per share is primarily attributable to appropriate differences between a valuation of the Company’s common stock

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 24, 2013	BY GIGAMON LLC: GIMO-005

that is based on the completion of an IPO (which is the basis for the underwriters’ valuation) and a valuation of the Company’s common stock that is conducted in accordance with a probability-weighted expected return method (“PWERM”) that includes, among other things, a discount for lack or marketability (“DLOM”) and a weighting for an M&A scenario.

With respect to the fair value of equity awards granted on March 1, 2013, the Company notes that the original fair value of these awards of $[***] per share was based on a December 31, 2012 valuation performed by the Company’s board of directors in accordance with the best practices outlined in the AICPA Practice Aid. As previously noted, for internal reasons at the Company, in late October 2012, the Company’s board of directors decided to indefinitely postpone its IPO. As such, when the December 31, 2012 valuation was performed, there was significant uncertainty as to the timing of an IPO, and the March 1, 2013 equity award grants were made at a time when the Company’s board of directors had still not determined to re-start the IPO process. In fact, the Company did not formally re-start the IPO process until the filing of Amendment No. 2 to the Registration Statement on March 25, 2013. As noted above, however, the Company recalculated the fair value of its common stock as of March 1, 2013 to be $[***] per share (compared to the Company’s original fair value determination of $[***] per share as of such date) based on the Revised Assumptions. To reach the reasonable conclusion that the fair value of the equity awards granted on March 1, 2013 was $[***] per share, the Company used a fair value of $[***] per share as of December 31, 2012, and compared that to a recalculation of the fair value of the Company’s common stock as of March 30, 2013 using the Revised Assumptions, which was $[***] per share. The Company then computed an increase in the fair value of its common stock from December 31, 2012 through March 1, 2013 based on the number of days that had elapsed within that period and by reference to the increase in fair value, which occurred evenly from $[***] per share as of December 31, 2012 to $[***] per share as of March 30, 2013.

As a result, the Company has concluded that it is appropriate to revise its estimate of the fair value of its common stock as of March 1, 2013 to be $[***] per share rather than $[***] per share, which would result in additional stock-based compensation expense in an aggregate amount of $[***] in the first quarter of 2013 to reflect this revised fair value. Because, as summarized below, the Company has determined that this additional expense would be immaterial to the Company’s previously issued consolidated financial statements for the first quarter of 2013, the Company instead intends to record such expense in the second quarter of 2013. The Company notes that the remaining difference between the revised fair value of $[***] per share and the expected midpoint of the Preliminary Price Range of $[***] per share is primarily attributable to appropriate differences between a valuation of the Company’s common stock that is based on the completion of an IPO (which is the basis for the underwriters’ valuation) and a valuation of the Company’s common stock that is conducted in accordance with PWERM that includes, among other things, a DLOM, a weighting for an M&A scenario and an increase in fair value from $[***] as of March 1, 2013 to $[***] as of March 30, 2013.

In addition, with respect to the additional stock-based compensation expense for the first quarter of 2013 that was discussed in the immediately preceding paragraph, the Company has conducted an analysis of the materiality of such additional stock-based compensation expense in accordance with the

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 24, 2013	BY GIGAMON LLC: GIMO-005

Commission’s Staff Accounting Bulletin No. 99 (“SAB 99”). The Company has concluded that the result of not recording this additional stock-based compensation expense in the first quarter of 2013 is not material to the consolidated financial statements as of and for the three months ended March 30, 2013. On a quantitative basis, the impact of not recording the additional stock-based compensation expense to total operating expenses and the net loss would be [***] and [***], respectively, for the first quarter of 2013. In addition, the impact of the correction to the balance sheet would be [***] and [***] of additional paid-in capital and the total equity balances, respectively, as of March 30, 2013. The magnitude of the above adjustment is not deemed to be material to the results for the first quarter of 2013 and is not expected to be material for the year 2013. In addition, the unamortized stock-based compensation expense disclosed in the consolidated financial statements and MD&A increased to $[***] from $[***]. The Company also qualitatively evaluated the change in accordance with SAB 99, with reference to the multiple considerations SAB 99 provides to assist with this assessment. The Company did not identify any qualitative factor that suggested this additional stock-based compensation expense might otherwise be material.

Therefore, based on the considerations provided by SAB 99 and the other assessments noted above, the qualitative assessment supports the result of the quantitative assessment that the results of the increase in the stock-based compensation does not need to be recorded as of and for the quarter ended March 30, 2013. Additionally, the Company believes that the correction of the understatement of stock-based compensation would not have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available.

The Company has prepared disclosure to be included in the Registration Statement with respect to the increase in the fair value of its common stock as a result of the revaluations described in this letter. The text of such disclosure is attached hereto as Exhibit A, with additions indicated by underline, and reflects changes from the disclosure included on pages 77 to 88 of Amendment No. 3.

* * * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 24, 2013	BY GIGAMON LLC: GIMO-005

Please direct your questions or comments regarding the Company’s responses to me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri

Rezwan D. Pavri

Enclosures

cc (w/encl.):	Paul A. Hooper
Duston M. Williams
Paul B. Shinn
Ravi Narula
Gigamon LLC

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline
Anthony J. McCusker
Goodwin Procter LLP

Danny Wallace
PricewaterhouseCoopers LLP

CONFIDENTIAL TREATMENT REQUESTED

BY GIGAMON LLC: GIMO-005

Exhibit A

[See attached marked Registration Statement pages.]

[***]